SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.______)

Filed by the Registrant [ X ]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by

Rule 14a-6(e)(2))

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ X ] Soliciting Material Pursuant to Sec. 240.14a-11(c) or

Sec. 240.14a-12

Federated Total Return Government Bond Fund

(Name of Registrant as Specified In Its Charter)

Federated Investors

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[ X ] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4)

and 0-11.

1. Title of each class of securities to which transaction applies:

2. Aggregate number of securities to which transaction applies:

3. Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4. Proposed maximum aggregate value of transaction:

5. Total fee paid:

[ ] Fee paid previously with preliminary proxy materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:

_______________________________________________________________

2) Form, Schedule or Registration Statement No.:

_______________________________________________________________

3) Filing Party:

_______________________________________________________________

4) Date Filed:

_______________________________________________________________

Filed by Federated Total Return Government Bond Fund

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

Subject Company: Federated U.S. Government Bond Fund

Commission File No. 811-7309

Message from SPECIMEN

Please vote (NOW MOBILE FRIENDLY). Your vote is important and counts.

Read the instructions carefully.

Vote and view material here: http://www.Proxyvote.com/0012345678901

Important Notice Regarding the Availability of Proxy Materials

2012 FEDERATED FUNDS Special Meeting of Stockholders

MEETING DATE: August 13, 2012

For Holders as of: June 15, 2012

ACCOUNT NUMBER: 3456789012345678901

CONTROL NUMBER: 012345678901

Vote and view material here: http://www.Proxyvote.com/0012345678901

Internet voting is accepted up to 11:59 p.m. (ET) the day before the meeting/cut-off date. Please refer to the proxy materials, available via the link(s) below, to confirm if a cut-off date applies to this solicitation. In the event of a discrepancy between information contained in this e-mail and the proxy material, the proxy material will prevail.

Note: If your E-mail software supports it, you can simply click on the above link.

You elected to receive shareholder communications and submit voting instructions via the Internet. This e-mail notification contains information specific to your holding(s) in the security identified above.

Please read the instructions carefully before proceeding.

The relevant supporting documentations can also be found using these links:

Proxy Statement

https://materials.proxyvote.com/Approved/MC2842/20120615/NPS_134146.PDF

If you would like to cancel your enrollment, or change your e-mail address or PIN, please go to http://www.InvestorDelivery.com. You will need the enrollment number below, and your four-digit PIN. If you have forgotten your PIN, you can have it sent to your enrolled e-mail address by going to http://www.InvestorDelivery.com.

Your InvestorDelivery Enrollment Number is: M012345678901

To view the documents above, you may need the Adobe Acrobat Reader. To download the Adobe Acrobat Reader, click the URL address below:

http://www.adobe.com/products/acrobat/readstep2.html

There are no charges for this service. There may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, which must be borne by the stockholder.

Please do not send e-mails to ID@ProxyVote.com. Please REPLY to this e-mail with any comments or questions about ProxyVote.com. Include the original text and subject line of this message for identification purposes.

AOL Users, please highlight the entire message before clicking reply.

CUSIP NUMBER: 314284100